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VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention: Tonya K. Aldave

Re:                             Angion Biomedica Corp.
Draft Registration Statement No. 3 on Form S-1
Confidentially submitted on December 15, 2020
CIK No. 0001601485

Ladies and Gentlemen:

On behalf of Angion Biomedica Corp. (the “Company” or “Angion”), we are hereby filing a Registration Statement on Form S-1 (“Registration Statement”). The Company previously submitted a Draft Registration Statement No. 3 on Form S-1 on December 15, 2020 (the “Draft Submission”) to the U.S. Securities and Exchange Commission (the “Commission”) on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act. The Registration Statement has been revised to reflect the Company’s responses to the comment letter to the Draft Submission received on December 18, 2020 from the staff of the Commission (the “Staff”).

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

January 15, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations

License, Collaboration and Grant Agreements

License Agreement with Vifor Pharma, page 95

1.                                     We note your disclosure that the royalties under your agreement with Vifor Pharma range from 10% to 40%. Please revise here and throughout the prospectus to narrow the royalty range to no more than ten percentage points (for example, between twenty and thirty percent).

Response:  The Company respectfully acknowledges the Staff’s comment and in response to the Staff’s comment, the Company has revised pages 6, 43, 46, 98 and 164 of the Registration Statement.

Executive Compensation

Employment Agreements, page 190

2.                                      We note that you have filed a consulting agreement with Mr. Curhan as Exhibit 10.13 to the registration statement. Please revise here to describe the material terms of the agreement.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that Mr. Curhan became a “named executive officer”, within the meaning of Item 403(a)(3) of Regulation S-K, for the year ended December 31, 2020 and, as such, the Company has revised page 195 of the Registration Statement to include a description of the consulting agreement with Mr. Curhan.

Interim financial statements for the nine months ended September 30, 2020

Note 16. Subsequent Events, page F-64

3.                                      Here you disclose you are entitled to a $30 million equity investment under the Vifor License. Please confirm to us whether this equity investment has occurred or is expected to occur before the initial public offering. If so, please tell us how you have considered a pro forma presentation under Regulation S-X Article 11, so that investors understand the transaction’s impact to your financial position and equity.

Response: The Company respectfully advises the Staff that in December 2020 the Company issued a convertible promissory note in aggregate principal amount of $5 million on terms substantially similar to the Company’s previously issued convertible promissory notes and that the Company expects Vifor Pharma to purchase $25.0 million of the Company's common stock in a concurrent private placement exempt from the registration requirements of the Securities Act of 1933, as amended, at a price per share equal to the initial public offering price.  The Company respectfully further advises the Staff that, in response to the Staff's comments, the Company has revised the cover page of the prospectus as well as pages 2, 6, 8, 10, 11, 15, 83, 86, 89, 90, 91, 92, 98, 119, 163, 217 and F-64 of the Registration Statement.

* * *

January 15, 2021

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (415) 395-8198 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Miles P. Jennings

Miles P. Jennings
of LATHAM & WATKINS LLP

cc:                                Jay Venkatesan, Angion Biomedica Corp.
Jennifer Rhodes, Angion Biomedica Corp.
Patrick Pohlen, Latham & Watkins LLP
Kenneth Guernsey, Cooley LLP

Jonie Kondracki, Cooley LLP